

March 12, 2009

Via U.S. mail and facsimile

Mr. Junichi Matsumoto
Chief Financial Officer
Mitsui & Co., Ltd.
2-1 Ohtemachi 1-chome
Chiyoda-ku, Tokyo 100-0004
Japan

> **Re:** **Mitsui & Co., Ltd.**
> **Form 20-F**
> **Filed August 4, 2008**
> **File No. 0-09929**

Dear Mr. Matsumoto:

We have completed our review of your Form 20-F and related filings and have no further comments at this time.

Sincerely,

Anne Nguyen Parker
Branch Chief